PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corpo[illegible]ice
450 Fifth Street, N[illegible]
Washington, D.C.
Stop 3-9


03022150

Budapest, May 15, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q1 2003 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

PANNONPLAST PLC.
Flash Report on Q1 2003 Operations

This report contains consolidated, non-audited data of the PANNONPLAST Group according to IAS Standards

1. SUMMARY

- Pannonplast operations in Q1 2003 were restricted due to unfavourable environmental circumstances and continued stagnating market demand. The long, hard winter resulted in low sales of building products. The slackening demand of multinational companies as well as the relocation of production to the Far East lead to the drastic decrease in the turnover of electronic components. Sales revenues amounted to HUF 5,766 million, which is 77% of the basis period or 93% of the Q4 2002 figure. The decrease was stronger in domestic sales while the foreign sales were similar to those of the basis period, their ratio approaching 40% of the turnover.
- The amount of gross margin was HUF 1,733 million, in proportion to the lag in sales revenues HUF 504 million lower than in the basis period and HUF 78 million more than in Q4 2002. Margin ratio was similar to that of the basis period, 30.1%, which is 3.5 basis points higher than the previous quarter's figure.
- Selling, General and Administrative Costs were HUF 164 million lower as compared to Q1 2002, but did not follow the lag in sales revenues. The amount of other incomes increased by some HUF 100 million as a result of changes in the HUF currency rate on the export side.
- As a result of the lag in sales revenues operating profit (EBIT) amounted to HUF 80 million or 23% of the basis period's figure; the change is perceptible in comparison with the HUF 240 million loss in Q4 2002. The operating cash flow (EBITDA) was HUF 726 million, which represents 72.3% of the basis period's figure and is almost twice as much as last quarter's value.
- Net result of financial operations was HUF 340 million expenses in comparison with the HUF 73 million value of the basis period. The increase is a consequence of the currency rate movement, which was disadvantageous on the foreign currency debts. Due to the unfavourable balance of the result of financial operations, income before tax was HUF 255 million negative. Net result of the period amounted to a HUF 350 million loss, as a consequence of income tax and minority interests.
- Consolidated net value of the Company's fixed assets was HUF 19,016 million or 89% of the basis period. Shareholders' Equity amounted to HUF 15.946 million, which is 88.3% of the Q1 2002 figure. The leverage was 54.8%. In Q1 2003 the Company spent HUF 622 million on investments and purchasing business shares.
- As a result of different organizational measures the total number of employees was cut from 2056 on December 31, 2002 to 1965. Staff number in the basis period was 2380. The decrease over the period under review was 415 persons or 17.4%.
- There has been a significant change in the ownership structure. The ratio of domestic investors increased to 55%, while the ratio of foreign investors decreased to 23%.

2. DATA SUMMARY

	Q1 2002 (HUF million)	*Q1 2003 (HUF million)*	*Q1 2003/ Q1 2002 (%)*
Total Sales Revenues	7 530	5 766	76.6
Sales in foreign countries	2 282	2 300	100.8
-- ratio %	30.3	39.9	
Operating Profit (EBIT)	340	80	23.5
Operating Cash Flow (EBITDA)	1 004	726	72.3
Income before tax	256	-255	-99.6
Net Income	179	-350	-195.5
Total Shareholders' Equity	18 064	15 946	88.3
Total Assets	34 111	30 512	89.4

3. ANALYSIS OF INCOME STATEMENT

The Company's sales revenues were HUF 5,766 million in Q1 2003, 23.4% or HUF 1,764 million **lower** than those of the same period in 2002. The lag in sales revenues was caused by three main factors, as a consequence of production shutdown at Pannon Aldra and its sale, the Company's sales revenues decreased by approximately HUF 350 million and due to the long and hard winter the sales at Pannonpipe began unusually late, which caused a HUF 300 million lag in sales. Moreover, the HUF 800 million deficit in sales revenues of the injection-moulding subsidiaries was also significant. Q1 2003 at Moldin Ltd. can be characterized by the continuous slackening of demand for monitors; and by the end of March the aforementioned production relocation was also carried out. The establishment of new business relations has begun; however, the volume of these relations still does not reach the expected and targeted size. At Moldin 2000 Co. the start-up for TV production is running as planned. As a consequence of the tenders won, FCI has increased its sales revenues by approximately HUF 90 million. Unical also reached a significant, HUF 110 million growth in the Romanian packaging market. As a result of the recently experienced narrowing of Ukrainian market possibilities, Interagropak reached HUF 73 million less sales revenue than a year before.

The ratio of the Company's foreign sales (i.e. export of Hungarian subsidiaries and local sales of foreign subsidiaries) is 39.9%, as opposed to 30.3% last year. Its value is HUF 2,300 million, which is similar to that of the basis period.

3.1. **Gross margin of Pannonplast Group amounted to HUF 1,733 million in Q1 2003, which lagged behind the basis period's figure by 12.3%**, but almost the same as Q4 2002 figure. Gross margin declined by similar measure to sales revenues' decrease. The gross margin ratio slightly increased from 29.6% to 30.1%, while the shift from last quarter's 28.5% margin ratio is significant. Plastic raw material prices increased continuously in the first quarter; in the strong recession environment the maintenance and increase of margin ratio required hard, persistent work.

3.2. **Selling, General and Administrative Costs came to HUF 1,615 million.** In comparison with the same period in 2002, the decrease was HUF 164 million, or 9.2%, and in comparison with the last quarter it was HUF 154 million, 8.7%. The tendency of the decreased direct costs corresponds to the goals of the Company, but the value of decrease still lags behind the forecast, as well as behind the expected value in line with sales revenue. The amount of other expenses was HUF 41 million higher than that of the basis period, which was mainly caused by the FX loss on accounts payables and the depreciation of goodwill value of the purchased business shares. The amount of other incomes was HUF 113 million higher than that in Q1 2002. Most of it, approximately HUF 100 million, was caused by the FX gain on accounts receivables.

3.3. **The Company's Operating profit (EBIT) was HUF 80 million** in Q1 2003, representing 23.5% of the Q1 2002 figure. The maintenance of gross margin ratio and the decrease in the amount of S,G&A costs could not sufficiently counterbalance the shortfall in sales revenues. Nevertheless, the increase in EBIT was HUF 260 million as opposed to Q4 2002. Most of the subsidiaries face further recession environment, the slackening of demand and keen price competition. **The Company's operating cash flow (EBITDA) was HUF 726 million**, 72.3% of the basis period's value.

3.4. **Income from financial operations was HUF 11 million**, HUF 85 million lower than that in Q1 2002. **The cost of financial operations was HUF 351 million**; the growth was HUF 182 million in comparison with the basis period. At the end of this period, the non-realized FX loss on foreign currency debts was HUF 230 million, a result of the weakening HUF, as opposed to the HUF 80 million non-realized FX gain a year before, accounted among the items of financial income. Due to the currency rate shift, which was unfavourable from the point of view of foreign currency debts, the balance of financial operations was HUF 340 million in expenses. **The result after financial expenses was a HUF 260 million loss.**

3.5. The balance of non-operational items was HUF 5 million income. The Company's corporate tax amounted to HUF 47 million, which is 23.7% higher than last year's figure. The value of minority interests was HUF 48 million.
As a consequence of the above **Pannonplast's consolidated net income was a HUF 350 million loss in Q1 2003.** In comparison to Q1 2002 the lag was HUF 529 million, but the increase was HUF 1,348 million, as opposed to the previous quarter.

4. ANALYSIS OF THE BALANCE SHEET

4.1. The 8% increase in intangible assets was concealed by the decreasing effect of the realized depreciation and the value increasing effect of the capitalization related to last year's reorganizations, the capitalized performance of R&D activities and goodwill arising from the earlier reported repurchase of Dexter's IFC-share proportion according to the agreement.

4.2. The 13% decrease in tangible assets was caused by the sale of Pannon Aldra, as well as the sale of tangible assets related to the reorganization of Dexter and as a result of drastically withheld investments. The HUF 9 million decrease in investments is a consequence of the FX loss of Polifoam Ltd.'s foreign subsidiaries.

4.3. The 12% decrease in inventories was caused by the sale of Pannon Aldra, as well as the inventory level having been adapted to the lower turnover. The decrease in receivables was owing to the result of more effective collecting activity. Securities and cash on hand increased by HUF 305 million, an amount which serves as a resource for debts to be paid back in the next period.

4.4. Pannonplast's shareholders' equity was HUF 15,946 million at the end of Q1 2003, 11.7% lower than in 2002. The decrease was due to the re-booking of the losses in 2002, the FX loss of investments and the negative results of the first quarter. Minority interest was similar to that of the basis period.

4.5. The 82.5% decrease in long-term debts can only be interpreted together with the 81.7% increase in short-term debts because of the rearrangement of those amounts, which expire within one year. The Company's consolidated debt portfolio decreased by HUF 736 million, which is an 8% decrease in comparison with the basis period. The amount of the Company's long- and short-term debts was HUF 8,744 million at the end of Q1 2003, its leverage being 54.8%.

4.6. The 12.1% decrease in accounts payable was due to decreased purchases in line with the decreased turnover above the influence of Aldra. The 14% decrease in other short-term liabilities was mainly caused by the decrease in payment liabilities of corporate tax, personal income tax and VAT.

4.7. The HUF 112 million surplus demand of cash resulting from operational activities, which is similar to that in the basis period, serves as the working capital demand of running-in production according to the expectations for Q2 2003. According to the contractual liability the Company spent HUF 282 million on purchasing business shares, while the subsidiaries spent a total of HUF 340 million on investments. End of period cash on hand amounted to HUF 931 million, which ensures the resource for debt amortization liability.

5. MAJOR CORPORATE EVENTS IN Q1 2003

5.1. At Philips' request, Moldin 2000 in Székesfehérvár began preparations for the manufacture, painting and assembly of plastic TV parts in the first quarter of 2003. The expansion of capacity, which will enable a sales increase, is in progress, continuous production expected to begin in the third quarter.

5.2. At Moldin Ltd. in Szombathely, the manufacturing of traditional CRT monitors ceased in the first quarter. The company continues to produce LCD monitors and intensive development work is going on to fulfil demands of a new users' circle.

6. EMPLOYEES

6.1. The total number of employees in the Group was 2380 and 2056 on March 31, 2002, and December 31, 2002, respectively. The headcount was 1965 on March 31, 2003, i.e. a further reduction of 91 persons took place in the period under review. Employment at the foreign subsidiaries is 202. The reduction affected 415 people or 17.4% within one year.

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT, AND ORGANIZATIONAL STRUCTURE OF THE COMPANY

7.1. The par value of registered capital of the Company was HUF 421,093,100 and HUF 420,647,600 as of March 31, 2003, and March 31, 2002, respectively. The increase is due to the issue of 4455 new shares as a consequence of investors converting cash dividends into stock.

7.2. The Company held 124,281 pieces of treasury shares on March 31, 2003, 81,000 pieces more than on March 31, 2002.

Budapest, May 15, 2003

Dr. Erzsébet Fehér
CEO and Chairperson

The Management of Pannonplast Plc. will hold a press briefing for the media and analysts at its headquarters (1225 Budapest, Nagytétényi út 216-218.) at 1:00 pm on May 15, 2003.



DATA SHEETS

Company name:	PANNONPLAST Industries Plc.
Address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastic processing
Period:	Q1 2003
Phone:	+361 2071808
Fax:	+361 207-1464
E-mail:	erika.jilling@pannonplast.hu
Investor relation:	Ms. Erika Jilling

Financial Data Sheets

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungary		IAS	X	Other	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders/ Equity/Capital HUF million	Stake (%)	Voting rate	Listing[1]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannunion Ltd.	2220.7	100.0	100.0	F
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	92.0	92.0	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Unical Ltd.	270.5	100.0	100.0	F
Interagropak Ltd.	263.7	51.0	51.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Fully Owned (F); Jointly Managed (J); Affiliated (A)

PK3.

IAS Consolidated BALANCE SHEET (non-audited; in HUF million)

	31.03.2003	*31.03.2002*	*Index (%)*
A. Total Fixed Assets	**19 016**	**21 398**	**88,9**
Intangible Assets	1 824	1 689	108,0
Tangible Fixed Assets	17 166	19 673	87,3
Investments	26	36	72,2
B. Total Current Assets	**11 496**	**12 713**	**90,4**
Inventories	3 686	4 172	88,4
Accounts Receivable	6 879	7 806	88,1
Securities, Cash and Deposits	931	735	126,7
TOTAL ASSETS	**30 512**	**34 111**	**89,4**
D. Total Shareholders' Equity	**15 946**	**18 064**	**88,3**
Share capital on Par Value	421	421	100,0
Capital Reserves, etained Earnings	15 875	17 464	90,9
Net Income for the Year	(350)	179	
Minority Interest	1 569	1 603	97,9
Deferred Income	0	101	0,0
F. Total Liabilities	**12 997**	**14 343**	**90,6**
Long Term Liabilities	903	5 165	17,5
Current Liabilities	12 094	9 178	131,8
- Accounts Payable	3 231	3 675	87,9
- Short Term Debt	7 841	4 315	181,7
- Other Current Liabilities	1 022	1 188	86,0
TOTAL S/E & LIABILITIES	**30 512**	**34 111**	**89,4**

PK4.

IAS Consolidated INCOME STATEMENT (non-audited; in HUF million)

	31.03.2003	*31.03.2002*	*Index (%)*
Sales	5 766	7 530	76,6
Cost of Sales	(4 033)	(5 301)	76,1
Gross margin	**1 733**	**2 229**	**77,7**
Selling General & Administrative	(1 615)	(1 779)	90,8
Other Expenses	(173)	(132)	131,1
Other Revenues	135	22	613,6
A. Earning before Interest and Taxes	**80**	**340**	**23,5**
Income, Financial Operations	11	96	11,5
Expenses, Financial Operations	(351)	(169)	207,7
B. Result of Financial Operations	**(340)**	**(73)**	**465,8**
C. Operating Profit before Tax	**(260)**	**267**	
D. Non-operating Items	**5**	**(11)**	
E. Income before Tax	**(255)**	**256**	
Income Tax	**(47)**	**(38)**	**123,7**
F. After Tax Income (without Minorities)	**(302)**	**218**	
Minority interest	(48)	(39)	123,1
G. Net Income for the Year	**(350)**	**179**	

PK5.

IAS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

	31.03.2003	*31.03.2002*
After Tax Income	(350)	179
Depreciation	646	664
Change in Working Capital	(420)	(1 020)
Other Operating Adjustment	22	32
Cash from Operation	**(102)**	**(145)**
Purchase of Fixed Assets	(622)	(357)
Sale of Fixed Assets	12	18
Other Cash from Investment Activity	0	(1)
Cash from Financing Activities	**(610)**	**(340)**
Proceeds from Share Issue	0	0
Change in Long Term Dept	54	(12)
Change in Short Term Dept	660	276
Dividends Paid	0	0
Other Cash from Financing Activities	(27)	(133)
Cash from Financing Activities	**687**	**131**
Net Change in Cash	(25)	(354)
Cash on Hand, Beginning of Period	956	980
Cash on Hand, End of Period	**931**	**626**

PK6. Major Off-Balance-Sheet Items: There are no such items.

DATA REGARDING SHAREHOLDER STRUCTURE AND OWNERSHIP:

RS1.Ownership structure, stake and voting rate

Owned by	Total Shareholders' Equity					
	Beginning of Current Year			End of Period		
	%[2]	%[3]	Shares	%[2]	%[3]	Shares
Domestic institutions	26.24	27.04	1,104,975	54.10	55.75	2,278,284
Foreign institutions	53.94	55.58	2,271,379	22.72	23.41	956,696
Domestic private individuals	15.20	15.66	640,123	18.39	18.95	774,307
Foreign private individuals	0.26	0.27	10,842	0.34	0.35	14,331
Employees, Executives	1.30	1.34	54,806	1.27	1.30	53,173
Treasury Shares	2.95	-	124,281	2.95	-	124,281
Government Body [1]	0.11	0.11	4,525	0.23	0.24	9,859
International Development Institutions	-	-	-	-	-	-
Other	-	-	-	-	-	-
Total	100.00	100.00	4,210,931	100.00	100.00	4,210,931

1 Public Administration
2 Stake
3 Voting rate

RS2. Number of treasury shares in Current Year

January 1	March 31	June 30	September 30	December 31
124,281	124,281	-	-	-

RS3. Owner's with Stake Exceeding 5% (End of Period)

Name	Nationality[1]	Activity[2]	Quantity (shares)	Stake (%)	Remarks
KARSAI Holding Rt.	D	I	526,367	12.88	
BRITTON Capital & Consulting Kft.	D	I	295,000	7.22	
KARTONPACK Rt.	D	I	215,000	5.26	

1 Domestic (D), Foreign (F)
2 Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee/Executive (E)

DATA REGARDING THE ORGANIZATION AND OPERATIONS OF THE COMPANY

TSZ2. Staff Number of the Group (persons)

31.03.2002	01.01.2003	31.03.2003
2380	2056	1965

TSZ3. Senior Executives and Employees in Strategic Positions

1Q2003 saw no changes in the members of the Board of Directors, the Supervisory Board and in the person of the Auditor.

Feature[1]	Name	Position	Beginning of mandate	End of mandate	Share owned
BOD, SP	Dr. Erzsébet Fehér	CEO and Chairperson	01.06.1991	2005; year-end AGM	39 963
BOD, SP	Miklós Várhegyi	Member, VP	04.08.1999	2003; year-end AGM	0
BOD, SP	Mária Arany	Member, VP	01.06.1991	2005; year-end AGM	1 966
BOD, SP	Balázs Szabó	Member, VP.	29.04.1998	2004; year-end AGM	0
BOD	Dr. Károly Dolina	Member	01.06.1992	2005; year-end AGM	0
BOD	Nándor Fenyő	Member	01.12.1993	2005.; year-end AGM	0
BOD	Dr. George Genti	Member	01.12.1993	2005.; year-end AGM	80
BOD	Dr. Mária Illés	Member	01.06.1991	2005.; year-end AGM	0
BOD	Dr. János Illéssy	Member	29.04.1998.	2004.; year-end AGM	0
BOD	Györgyi Joóné Tóth	Member	01.06.1993	2005.; year-end AGM	0
BOD	Gábor Ujlaki	Member	29.04.2002	2005.; year-end AGM	0
SB	Dr. Judit Marténýi	Chairperson	01.06.1991	2005.; year-end AGM	0
SB	József Maros	Member	01.06.1992	2005.; year-end AGM	0
SB	Antal Monostori	Member	01.06.1991.	2005.; year-end AGM	1 948
SB	László Rácz	Member	25.05.1995	2005.; year-end AGM	0
SP	Gyula László	VP	01.09.1999	December 31, 2004	0
SP	Ervin Nemesdy	VP	01.12.1998	December 31, 2004.	0
SP	Erika Jilling	VP	01.06.2001	May 31, 2005	0
SP	Árpád Veress	VP	01.01.2003	September 30, 2005	0

[1] Employees in Strategic Positions (SP), Member of the Board of Directors (BOD), Member of the Supervisory Board (SB)
The resolutions of the AGM held on April 30, 2003 are not included in above Table.

ST1. Extraordinary Announcements Published during the Period

Date	Published	Subject
14.01.2003	15.01.2003	Extraordinary announcement: Decline in Philips demands
31.01.2003	03.02.2003	Flash Report on 2002 operations
20.03.2003	21.03.2003	Pannonplast's AGM announcement
24.03.2003	25.03.2003	Extra announcement: Exchange of shares
31.03.2003	01.04.2003	Extra announcement: Addition to the AGM announcement
		Other information
31.01.2003		CEO's evaluation on the prevailing conditions